CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue, Suite 503
Spokane, Washington 99201
(509) 624-1475 FAX (509) 747-1770
Email: cclysiak@qwest.net

November 8, 2005

Mr. Barry Stem, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:     RIPPLE LAKE DIAMONDS INC.
Form 20-F
SEC File No. 0-51236

Dear Mr. Stem:

As requested, we write to expand on paragraph 4 of our submission letter to Roger Schwall of October 19, 2005 regarding the above matter.

We confirm that the changes set out below were made in the third amendment to Ripple Lake's 20-F following the telephone conversation among Chris Pollard of Ripple Lake, Gary Arca of Ripple Lake's auditors and your Mr. Barry Stem on October 20, 2005. Page numbers correspond to the page numbers on the 20-F filed on EDGAR.

1. On page 63 in the interim financial statements, the mineral exploration properties have been segregated to show acquisition and staking costs separately.

2. On page 75 the interim financial statement shows staking costs being written off under US GAAP and acquisition costs have been considered as tangible assets and are capitalized as noted on page 76.

3. On page 76 the note discloses that effective July 1, 2004 the Company has adopted EITF 04-2 prospectively.

Yours truly,
/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb
cc: RIPPLE LAKE DIAMONDS INC.